Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4E - Preliminary Final Report Year Ended 31 March 2017
Key Information	Year Ended 31 March
	2017 US$M	2016 US$M	Movement
Net Sales From Ordinary Activities	1,921.6	1,728.2	Up	11%
Profit From Ordinary Activities After Tax Attributable to Shareholders	276.5	244.4	Up	13%
Net Profit Attributable to Shareholders	276.5	244.4	Up	13%
Net Tangible (Liabilities) Assets per Ordinary Share	US$(0.51)	US($0.51)	Flat	-

Dividend Information

●	A FY2017 second half ordinary dividend (“FY2017 second half dividend”) of US28.0 cents per security is payable to CUFS holders on 4 August 2017.

●	A FY2017 first half ordinary dividend (“FY2017 first half dividend”) of US10.0 cents per security was paid to CUFS holders on 24 February 2017.

●

The record date to determine entitlements to the FY2017 second half dividend is 8 June 2017 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

●	The FY2017 first half dividend, the FY2017 second half dividend and future dividends will be unfranked for Australian taxation purposes.

●

The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

●

The Australian currency equivalent amount of the FY2017 second half dividend to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will be paid in those currencies.

●	No dividend reinvestment plan is in operation for the FY2017 second half dividend.

●	The FY2016 second half ordinary dividend (“FY2016 second half dividend”) of US29.0 cents per security was paid to share/CUFS holders on 5 August 2016.

Movements in Controlled Entities during the Year Ended 31 March 2017

There were no movements in controlled entities during the year ended 31 March 2017.

Audit

The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and Year Ended 31 March 2017

Contents

1.    Media Release

2.    Management’s Analysis of Results

3.    Management Presentation

4.    Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2017 Annual Report which can be found on the company website at www.jameshardie.com.